________________________________________________________________________

Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES ACT OF 1934

For the fiscal year ended: December 31, 2013
 _________________

Commission file numbers: 333-163860 and 333-53422
   _________________

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

________________________________________________________________________

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2013 and 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 10, 2014

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012

Plan interest in Canadian National Railway Master Trust,
at fair value (note 6)	$ 157,315,083	$ 140,775,120

Receivables:
Participants' contributions	518,102	263,186
Employer's contributions	365,377	181,190
Notes receivable from participants	2,257,630	2,170,695

Total receivables	3,141,109	2,615,071

Net assets available for benefits at fair value	160,456,192	143,390,191

Adjustment from fair value to contract value for interest in
Canadian National Railway Master Trust relating to fully
benefit-responsive investment contracts	(292,385)	(616,456)

Net assets available for benefits	$ 160,163,807	$ 142,773,735

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013

Plan interest in investment income of the Canadian
National Railway Master Trust (note 6)	$ 26,051,149

Interest income on notes receivable from participants	100,184

Contributions:
Participants'	6,449,175
Employer's	4,417,863
Rollovers	273,939

Total contributions	11,140,977

Transfer in of plan assets (note 4)	807,133

Deductions from net assets:
Participants’ distributions	18,077,563
Transfer out of plan assets (note 4)	2,579,569
Administrative expenses	52,239

Total deductions	20,709,371

Net increase	17,390,072

Net assets available for benefits, beginning of year	142,773,735

Net assets available for benefits, end of year	$ 160,163,807

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF PLAN

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.

The following description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General
The Plan covers eligible employees of Illinois Central Railroad Company (ICRR), Grand Trunk Western Railroad Incorporated, Chicago, Central and Pacific Railroad Company, Wisconsin Central Limited (WC), Sault Ste. Marie Bridge Company, Bessemer and Lake Erie Railroad Company, and the Pittsburgh and Conneaut Dock Company. Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor. Grand Trunk Corporation is a holding company owned by CN. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On January 1, 2013, Elgin, Joliet and Eastern Railway Company (EJ&E), an employer previously included in the Plan, was merged into Wisconsin Central Limited. This does not result in any change to the eligibility or benefits of EJ&E employees.

The Plan is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 3.  Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan has an “automatic enrollment feature” permitting employers to automatically enroll new hires in the Plan. Eligible new employees are automatically enrolled in the Plan and treated as having elected to defer 3% of their eligible earnings, unless they make an affirmative election to decline participation in the Plan or to change their deferral percentage.  An employee failing to respond within the prescribed notification period (60 days after receiving notification from the trustee) would become an active Plan participant.

Administration of the Plan
The Grand Trunk Corporation Board of Directors has delegated responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions to the Investment Committee of Savings Plans for U.S. Operations (Investment Committee).

Trustee and Record Keeper
The Investment Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company, Inc. as transfer agent and record keeper of the Plan.  Other affiliated Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis subject to certain limitations.  Such contributions are withheld from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Consistent with provisions established by the IRS, the Plan’s limit on pre-tax contributions by a participant was $17,500 for 2013.  Participants who are at least age 50 by the end of a particular Plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,500 for 2013.

In 2013, for all eligible employees, except for dispatchers employed by ICRR, the Company contributed to the account balance of the Plan participants a “matching contribution” equal to 50% of the first 6% of annual eligible earnings the participant defers (a maximum Company match of 3% of eligible earnings). The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%. The Company does not match the participants’ “catch-up” contributions. Prior to September 14, 2012, yardmasters employed by ICRR did not receive a matching contribution from the Company. From September 14, 2012 until December 31, 2012, yardmasters employed by ICRR received a 25% Company match on the first 4% of annual eligible earnings that they deferred. The yardmasters were transferred to the Canadian National Railway Company Union Savings Plan for U.S. Operations in 2013. Although the Company has not expressed any intent to do so, it has the right under the Plan to amend its matching contribution.

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Supplemental Contributions
Dispatchers employed by ICRR receive a supplemental employer contribution of 2% of eligible earnings whether they make a pre-tax contribution to the Plan or not.

CN Retirement Contribution
Effective January 1, 2006, certain eligible employees participate in the Plan under a new employer contribution feature referred to as the “CN Retirement Contribution” (the DC Plan Feature).  This feature is automatic for all eligible new hires.

The Company makes contributions, on behalf of all new hires subsequent to December 31, 2005 and participants who previously participated in certain defined benefit plans of the Company and are now eligible for the DC Plan Feature, equal to 3.5% of the participants’ annual eligible earnings for each year of service beginning January 1, 2006 whether or not the employees make pre-tax contributions to the Plan.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The Plan’s record keeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, and realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All eligible employees are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions, except for account balances under the DC Plan Feature.  These account balances vest after three years of employment or earlier if the participant reaches the normal retirement age, as defined.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Forfeited unvested balances of terminated participants are used to reduce future Company contributions under the Plan (see Note 2).

Distributions
Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or termination of employment with the Company.  In the event of financial hardship, as defined in the Plan, participants may withdraw amounts from their accounts (excluding account balances under the DC Plan Feature) while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account.  Withdrawals by the participant before attaining age 59½ are generally subject to a penalty of 10%.

Notes Receivable from Participants
Participants may borrow from their accounts by taking one loan with a minimum amount of $1,000, and a  maximum amount of $50,000 reduced by the participant’s highest outstanding loan balance in the prior one-year period (if any) or 50% of their vested account balance.  Participants may not borrow from their account balance under the DC Plan Feature. General purpose loans must be repaid within 5 years; if the funds are used to construct or purchase a primary residence, funds must be repaid within 10 years.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.25% to 9.25% for loans outstanding at December 31, 2013.  Principal and interest are paid in equal installments through payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions.

At December 31, 2013 and 2012, loans outstanding were $2,257,630 and $2,170,695, respectively, net of deemed defaulted loans of $43,704 and $121,008, respectively, with maturity dates through October 2022.

Termination of Service
Upon termination of service, a participant with a vested account balance may leave their account balance in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with a vested account balance of $5,000 or less may select from the latter two options only.

Expenses
All administrative expenses are paid from Plan assets.  The Investment Committee, appointed by the Board of Directors, employs an independent investment consultant to evaluate investment options, conduct fund searches, and monitor fund manager activity, of which the fees incurred are paid from Plan assets.  In addition, certain investment related expenses reduced investment income presented in the accompanying statement of changes in net assets available for benefits.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Canadian National Railway Master Trust (Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options.  Investments in mutual funds and money market funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.  The CN Stock Fund is tracked on a unitized basis, whereby the value of a unit reflects the combined market value of CN common stock and the cash investments held by the fund.  The Master Trust’s interest in the Fidelity Managed Income Portfolio II (FMIP II), which is fully benefit-responsive, is presented at fair value, which represents NAV, of units held by the Master Trust, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the FMIP II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the FMIP II based on the proportionate ownership of the Plan.

As of December 31, 2013, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the FMIP II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the FMIP II or the administration of the FMIP II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (the Code). Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable following the required twelve months  written notice. Withdrawals initiated by Plan participants may be made on any business day and are processed on the same business day. Transfers made by Plan participants from the FMIP II cannot be reinvested into competing investments, money market or fixed income funds, for ninety days from the date of transfer.  The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the FMIP II were approximately 1.59% and 1.73% at December 31, 2013 and 2012, respectively. The average yields earned by the FMIP II based on the actual interest rates credited to participants were approximately 1.14% and 1.28% at December 31, 2013 and 2012, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

 financial instruments could result in a different estimate of fair value at the reporting date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net appreciation (depreciation) of investments includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of investments.

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the Company and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding Plan year are accrued, as are Company contributions coinciding with these salary deferrals and the DC Plan Feature, if any.

Forfeited Accounts
Participants’ forfeited unvested accounts, under the DC Plan Feature, are used to reduce Company contributions.  At December 31, 2013 and 2012, forfeited unvested accounts available to reduce future Company contributions were $222 and $27,956, respectively. In 2013, the Company applied $77,833 of forfeitures against Company contributions.

3.	DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan, within the Master Trust.  The Investment Committee may add, remove or replace any investment funds as appropriate and as allowed by the Plan document and the Statement of Investment Policy.

4.	TRANSFER OF PLAN ASSETS

In 2013 and 2012, transfers of Plan assets to/from a CN-related employee plan, the Canadian National Railway Company Union Savings Plan for U.S. Operations, relate to employees who changed participation between plans.

5.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants would become 100 percent vested in their DC Plan feature contributions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

6.	INTEREST IN MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the funds, for investment and administrative purposes.  The Master Trust includes all of the investment assets of the following plans:

•	Canadian National Railway Company Management Savings Plan for U.S. Operations (Management Plan)
•	Canadian National Railway Company Union Savings Plan for U.S. Operations (Union Plan)

The Plan’s record keeper maintains supporting records for the purpose of allocating net gains or losses to each of the plans and to each participant’s accounts.  The net investment income or loss of the investment assets is allocated to each plan and to each participant’s account based on the investments held in their account.

The Master Trust applies the provisions of Financial Accounting Standards Board Accounting Standards Codification 820 Fair Value Measurement (“FASB ASC 820”), for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. FASB ASC 820 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy, which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical or similar assets and liabilities in inactive markets

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances

Certain investments included in the Master Trust are reported at fair value on a recurring basis.  The following methods and assumptions were used to estimate the fair values:

Money market funds, mutual funds and common stocks – These investments consist of various publicly-traded money market funds, mutual funds and common stock. Money market funds and mutual funds are valued at  the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.

Common collective trust funds – The fair value, which represents NAV,  is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Master Trust’s fair value is based on the Master Trust’s proportionate ownership of the underlying investments.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

The following table summarizes the Master Trust’s investment assets measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

December 31, 2013
Mutual funds:
Large cap funds	$ 113,752,428	$ -	$ -	$ 113,752,428
Mid cap funds	18,590,259	-	-	18,590,259
Small cap funds	21,849,616	-	-	21,849,616
International funds	26,010,121	-	-	26,010,121
Fixed income funds	31,667,847	-	-	31,667,847
Balanced funds	17,902,627	-	-	17,902,627
Lifestyle funds	68,002,463	-	-	68,002,463
Total mutual funds	297,775,361	-	-	297,775,361
CN common stock	66,376,608	-	-	66,376,608
Money market fund	13,127,988	-	-	13,127,988
Common collective trust fund	-	37,619,264	-	37,619,264
Cash	2,463,872	-	-	2,463,872
	$ 379,743,829	$ 37,619,264	$ -	$ 417,363,093
December 31, 2012
Mutual funds:
Large cap funds	$ 93,658,657	$ -	$ -	$ 93,658,657
Mid cap funds	13,038,452	-	-	13,038,452
Small cap funds	17,803,383	-	-	17,803,383
International funds	23,773,768	-	-	23,773,768
Fixed income funds	42,812,805	-	-	42,812,805
Balanced funds	15,477,872	-	-	15,477,872
Lifestyle funds	50,944,014	-	-	50,944,014
Total mutual funds	257,508,951	-	-	257,508,951
CN common stock	49,567,624	-	-	49,567,624
Money market fund	14,372,803	-	-	14,372,803
Common collective trust fund	-	40,815,207	-	40,815,207
Cash	1,228,416	-	-	1,228,416
	$ 322,677,794	$ 40,815,207	$ -	$ 363,493,001

CN common stock represents CN stock held directly by participants as well as in the CN Stock Fund. During 2013, there were no transfers between Level 1 and 2 investments.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

The fair value of investments, by significant investment type, in the Master Trust at December 31 is as follows:

	2013	2012

Investments in Master Trust, at fair value:
Mutual funds	$ 297,775,361	$ 257,508,951
CN common stock	66,376,608	49,567,624
Money market fund	13,127,988	14,372,803
Common collective trust fund	37,619,264	40,815,207
Cash	2,463,872	1,228,416
Total investments in Master Trust	417,363,093	363,493,001
Pending trades receivable and other	(401,302)	2,043,821
Total assets of Master Trust	$ 416,961,791	$ 365,536,822

Management Plan, interest in Master Trust	$ 157,315,083	$ 140,775,120
Percentage interest	37.7%	38.5%

Union Plan, interest in Master Trust	$ 259,646,708	$ 224,761,702
Percentage interest	62.3%	61.5%

Investment income for the Master Trust for the year ended December 31, 2013 is as follows:

2013

Dividends and interest	$ 14,392,590

Net appreciation of investments:
Mutual funds	42,707,637
CN common stock	13,346,521
56,054,158

Net investment income	$ 70,446,748

Plan interest in investment income of the Master Trust:
Management Plan	$ 26,051,149

Union Plan	$ 44,395,599

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, are as follows:

	2013	2012

CN Common Stock	$ 66,376,608	$ 49,567,624
Fidelity Spartan 500 Index - Institutional Class	42,439,337	35,250,817
American Funds Investment Company of America	41,372,607	35,092,311
Fidelity Managed Income Portfolio II	37,619,264	40,815,207
PIMCO Total Return	31,667,847	42,812,805
Fidelity Capital Appreciation	29,940,485	23,315,530
American Funds EuroPacific Growth	23,328,425	21,521,908

7.	FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the IRS, dated February 17, 2012, indicating that it is qualified under Section 401(a) of the Code, as amended, and therefore, the Plan and related trust are exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan and related trust are designed to be in compliance with the applicable requirements of the Code.

U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RELATED-PARTY TRANSACTIONS

A significant portion of the Master Trust’s assets was invested in FMTC funds amounting to $193,811,233 and $166,950,231 at December 31, 2013 and 2012, respectively.  FMTC also acts as the trustee for the Plan, and therefore, these investments qualify as party-in-interest transactions.

The Master Trust held shares of CN common stock valued at $66,376,608 and $49,567,624 at December 31, 2013 and 2012, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

9.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2013	2012

Net assets available for benefits per the financial statements	$ 160,163,807	$ 142,773,735
Add : Adjustment from contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	292,385	616,456
Net assets available for benefits per the Form 5500	$ 160,456,192	$ 143,390,191

The following is a reconciliation of investment income, including interest income on notes receivable from participants, per the financial statements to Form 5500 for the year ended December 31:

2013

Total investment income per the financial statements	$ 26,151,333
Less : Change in contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	(324,071)
Total investment income per the Form 5500	$ 25,827,262

10.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of CN common stock, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain of the funds available for investment by participants may contain securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

11.	SUBSEQUENT EVENTS

As of the date of filing these financial statements, June 10, 2014, there were no material subsequent events affecting any conditions that existed at the date of the financial statements, including any estimates inherent in the process of preparing the financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
EIN: 13-2673944 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value

* Notes receivable from participants	4.25% to 9.25%, maturing through October 2022	$2,257,630
		$2,257,630

* Party-in-interest transaction

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Canadian National Railway Company
Management Savings Plan for U.S. Operations
Name of Plan

/s/ Karyne L’Ecuyer
Date: 6/10/2014
Plan Administrator